Exhibit 23.2

Suite 2000, 801 - 6th Ave SW
Calgary, Albert T2P 3W2
Web insitepc.com

March 21, 2019
Re: Consent of Independent Petroleum Engineers
We refer to our report dated March 7, 2019 and effective as of December 31, 2018, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Bellatrix Exploration Ltd. ("Bellatrix") effective as at December 31, 2018 (the "Report").

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in: Bellatrix's Annual Report on Form 40-F for the year ended December 31, 2018, filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

INSITE PETROLEUM CONSULTANTS LTD.

/s/ Ron Bojechko P. Eng.
Ron Bojechko P. Eng.
Managing Director
EXPERIENCE COUNTS.